United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 7, 2014

FIRST MIDWEST BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	No. 0-10967	No. 36-3161078
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500 Itasca, Illinois	60143-1254
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (630) 875-7450

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01              Other Events

On July 7, 2014, First Midwest Bancorp, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Great Lakes Financial Resources, Inc., a Delaware corporation (“Great Lakes”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Great Lakes will merge with and into the Company, with the Company continuing as the surviving entity (the “Merger”).  The Merger Agreement also provides that, following the consummation of the Merger at a time yet to be determined, Great Lakes Bank, N.A., a national bank and wholly owned subsidiary of Great Lakes (“Great Lakes Bank”), will merge with and into First Midwest Bank, an Illinois state-chartered bank and wholly owned subsidiary of the Company (“First Midwest Bank”), with First Midwest Bank continuing as the surviving bank.

Under the Merger Agreement, each of the outstanding shares of Great Lakes common stock will be converted into $112.50 in cash and a number of shares of Company common stock based on the volume weighted average stock price of the Company’s common stock over a ten day trading period prior to the closing of the proposed transaction (“VWAP”).  If the VWAP is greater than $20.01, the stock component of the consideration for each Great Lakes share will be fixed at $287.50 divided by the VWAP.  If the VWAP is less than $14.18, the stock component of the consideration for each Great Lakes share will not exceed 17.589 shares of the Company’s common stock.

On July 8, 2014, the Company issued a press release announcing the execution of the Merger Agreement and provided presentation materials in connection with a conference call to discuss the transaction.  The information set forth in this Current Report on Form 8-K (including the press release furnished as Exhibit 99.1 and the presentation materials furnished as Exhibit 99.2) is being furnished to the Securities and Exchange Commission and is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under the Exchange Act. Such information shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

The information contained herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of the Company and Great Lakes.  Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import.  Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control.  It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with the Company’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which the Company and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction; new regulatory or legal requirements or obligations; and other risks and important factors that could affect the Company’s future results identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (“SEC”).  Forward-looking statements are made only as of the date of this presentation, and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.

Additional Information for Stockholders

In connection with the proposed transaction, the Company will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement will include a proxy statement of Great Lakes which also will constitute a prospectus of the Company that will be sent to the stockholders of Great Lakes.  Stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information about the Company, Great Lakes and the proposed transaction.  When filed, this document and other documents relating to the merger filed by the Company can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing the Company’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

The Company, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available.  Additional information about the Company and its directors and officers may be found in the definitive proxy statement of the Company relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014.  This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.

Item 9.01 Financial Statements and Exhibits

The following Exhibits are furnished with this Current Report on Form 8-K:

(d)              Exhibits.

Exhibit 99.1	Press Release of First Midwest Bancorp, Inc., dated July 8, 2014

Exhibit 99.2	Investor Presentation of First Midwest Bancorp, Inc., dated July 8, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MIDWEST BANCORP, INC.

Date: July 8, 2014	/s/ NICHOLAS J. CHULOS
NICHOLAS J. CHULOS
Executive Vice President, Corporate Secretary and General Counsel